FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 29, 2019

1.         DATE, TIME AND PLACE: on October 29, 2019, at 10:30 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.         CALL TO ORDER AND ATTENDANCE: The call was duly made pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

4.         AGENDA: (i) Analysis and knowledge of the resignation of Mr. Carlos Diez from the position of member of the Human Resources and Compensation Committee; (ii) Analysis and deliberation about the Quarterly Information for the period ended September 30, 2019; (iii) Analysis and deliberation about the management proposal of the issuance of shares under the Company's stock option program and the respective capital increase; and (iv) Analysis and deliberation on the following Related Party transactions: (a) Amendment to the energy efficiency agreement entered into with GY, changing the term of the agreement, payment terms and other terms of the agreement; and (b) Signing of the Payroll Discount Transfer Agreement between the Company and its subsidiaries and the GPA Credit Cooperative.

5.         RESOLUTIONS: Initially, the Messrs. agreed to include the following item on the agenda: “Analysis and deliberation on Sale Lease Back agreements by a subsidiary”. Then, beginning the meeting, the members of the Board of Directors examined the items on the Agenda and took the following resolutions unanimously and without reservation:

5.1       Analysis and knowledge of the resignation of Mr. Carlos Diez from the position of member of the Human Resources and Compensation Committee: The members of the Company's Board of Directors took note of the resignation of Mr. Carlos Diez as a member of the Committee. Human Resources and Compensation, so that the members of the mentioned Advisory Committee of the Board of Directors of the Company remain as members: Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Luiz Augusto de Castro Neves and Ronaldo Iabrudi dos Santos Pereira;

5.2       Analysis and resolution on the Quarterly Information for the period ended September 30, 2019: Following presentation by Mr. Christophe Hidalgo and in accordance with the Audit Committee's recommendation for approval, the Board Members resolved to approve the quarterly information. relating to the period ended September 30, 2019 and authorized the Company's Board of Executive Officers to take all necessary measures to disclose the quarterly information approved herein by submitting it to the Brazilian Securities Exchange Commission (CVM), Securities Exchange Commission (SEC) and B3. SA - Brazil, Stock Exchange, Counter;

5.3       Analysis and deliberation on the proposal of issuance of shares under the terms of the stock option plan of the Company and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on  May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015 and at the Annual and Special Shareholders’ Meeting held on April 25, 2019 (“Compensation Plan”) and (ii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015 and at the Annual and Special Shareholders’ Meeting held on April 25, 2019 (“Stock Option Plan”, collectively with the Compensation Plan, the “Plans”) and resolved:

As a consequence of the exercise of options pertaining to Series B3, B4, B5 and B6 of the Compensation Plan, and to Series C3, C4, C5 and C6 of the Stock Option Plan, approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as provided by Article 6 of the Bylaws, the capital increase of the Company in the amount of R$ 4,509,879.85 (four million, five hundred and nine thousand, eight hundred and seventy-nine reais and eighty-five centavos), by issuance of 142,737 (one hundred and forty-two thousand, seven hundred and thirty-seven) preferred shares, whereas:

(i)                  18,445 (eighteen hundred, four hundred and forty-five) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 184.45 (one hundred and eighty-four reais and forty-five centavos), due to the exercise of options from Series B3;

(ii)                76,840 (seventy-six thousand, eight hundred and forty) preferred shares, at the issuance rate of R$ 37,21 (thirty-seven reais and twenty-one centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 2,859,216.40 (two million, eight hundred and fifty-nine thousand, two hundred and sixteen reais and forty centavos), due to the exercise of options from Series C3;

(iii)              11,498 (eleven thousand, four hundred and ninety-eight) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 114.98 (one hundred and fourteen reais and ninety-eight centavos), due to the exercise of options from Series B4;

(iv)              15,938 (fifteen thousand, nine hundred and thirty-eight) preferred shares, at the issuance rate of R$ 56.78 (fifty-six reais seventy-eight centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 904,959.64 (nine hundred and four thousand, nine hundred and fifty-nine reais and sixty-four centavos), due to the exercise of options from Series C4;

(v)                7,107 (seven thousand, one hundred and seven) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 71.07 (seventy-one reais and seven centavos), due to the exercise of options from Series B5;

(vi)               10,007 (ten thousand and seven) preferred shares, at the issuance rate of R$ 62.61 (sixty-two reais and sixty-one centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 626,538.27 (six hundred and twenty-six thousand, five hundred and thirty-eight reais and twenty-seven centavos), due to the exercise of options from Series C5;

(vii)             1,220 (one thousand, two hundred and twenty) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 12.20 (twelve reais and twenty centavos), due to the exercise of options from Series B6; and

(viii)           1,682 (one thousand, six hundred and eighty-two) preferred shares, at the issuance rate of R$ 70.62 (seventy reais and sixty-two centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 118,782.84 (one hundred and eighteen thousand, seven hundred and eighty-two reais and eighty-four centavos), due to the exercise of options from Series C6.

According to the Company’s By-laws, such preferred shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing preferred shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

Thus, the Company’s capital stock shall change from the current R$ 6,849,823,660.52 (six billion, eight hundred and forty-nine million, eight hundred and twenty-three thousand, six hundred and sixty reais and fifty-two centavos) to R$ 6,854,333,540.37 (six billion, eight hundred fifty-four million, three hundred and thirty-three thousand, five hundred and forty reais and thirty-seven centavos), fully subscribed and paid for, divided into 267,908,860 (two hundred and sixty-seven million, nine hundred and eight thousand, eight hundred and sixty) shares with no par value, whereas 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) of which are common shares and 168,229,009 (one hundred and sixty-eight million, two hundred and twenty-nine hundred and nine) of which are preferred shares.

5.4       Analysis and deliberation on the following transactions with Related Parties: (a) Amendment to the energy efficiency agreement entered into with GY, altering the term of the agreement, payment terms and other terms of the agreement; and (b) Signing of the Payroll Discount Transfer Agreement between the Company and its subsidiaries and the GPA Credit Cooperative: based on the presentation made by Mr. Marcelo Acerbi, and considering the favorable recommendation of the Audit Committee regarding In compliance with the procedures imposed by the Company's Related Party Transactions Policy, the members of the Board of Directors have decided to approve the execution of the following agreements by the Company: (a) Amendment to the energy efficiency agreement entered into with GY, amending the contract term, payment terms and other contract terms; and (b) Signing of the Payroll Discount Transfer Agreement between the Company and its subsidiaries and the GPA Credit Credit Union.

5.5       Analysis and deliberation on Sale Lease Back contracts by subsidiary: based on the presentation made by Ms. Daniela Sabbag, Chief Financial Officer of Sendas Distribuidora SA and Mr. Marcelo Acerbi, the Company's Legal Manager, and considering the favorable recommendation of the Company. Financial Committee, the members of the Company's Board of Directors have resolved to approve the sale Lease Back agreements related to Assaí stores.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, October 29, 2019. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 29, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.